SPARE BACKUP, INC.
                         73061 El Paseo Road, Suite 202
                          Palm Desert, California 92260

                                                          telephone 760-779-0251

                                    'CORRESP'

                                                 January 12, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Jay Ingram
            Barbara C. Jacobs, Assistant Director

       Re:  Spare Backup, Inc. (the "Company")
            Registration Statement on Form SB-2
            File No. 333-139138
            Filed on December 6, 2006

            Form 10-QSB for the quarter ended September 30, 2006
            Filed on November 14, 2006

            Form 10-KSB for the year ended December 31, 2005
            Filed on April 14, 2006

Ladies and Gentlemen:

         By letter dated January 5, 2007 the staff of the Securities and Exchange Commission advised the Company that it conducted only a limited review of the afore-captioned registration statement and reports and, based upon such limited review, that it had 10 comments. Following are the Company's response to such comments, which appear in the same numerical order as the staff's letter for ease of review. Concurrently, the Company has filed amendment number 1 to the above-captioned registration statement together with amendments to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-QSB for the period ended September 30, 2006; under separate cover the Company is providing Mr. Ingram with courtesy copies of these filings keyed to the comment letter.

Form SB-2
---------

General
-------

1. We note the registration statement covers the resale of 20,000 shares of common stock that you may issue for payment of interest on a 12.5% convertible subordinated debenture. In this regard, disclosure on page 52 indicated that
"interest is payable in cash or shares of common stock ...." Similar disclosure on page 53 also indicated that: "[t]he debentures are convertible at the option of the holder into shares of our common stock...." Also, section 1 of the debenture filed with your 8-K dated May 5, 2005 indicated the same. As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the note is irrevocably bound to receive common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register shares underlying any interest accrued. Please confirm your understanding of this position.

         Response: As set forth in Section 1(a) of the debenture included as an exhibit to the Current Report on Form 8-K filed on May 5, 2005, interest on the debenture is payable solely at the Company's option in cash or common stock at the Company's option. We have expanded the disclosure which appears on page 54 of amendment number 1 to include this term. As the note holder has no ability to choose between cash or common stock with respect to the form of the interest payment and is irrevocably bound by the terms of the debenture to accept the interest payment in the form tendered by the Company, the debenture holder lacks the ability or opportunity to make any subsequent investment decisions regarding the investment either with respect to the form the interest payment takes or otherwise. Accordingly, the Company believes the offering was complete prior to the filing of the above-captioned resale registration statement.

         The Company acknowledges its understanding that it may not rely on Rule 416 to register the shares underlying any interest accrued.

Executive Compensation, page 43
-------------------------------

2. Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the dale the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosures should comply with the Commission's New Executive Compensation and Related Person Disclosure Rules.

         Response: As requested, Item 402 disclosure for the year ended December 31, 2006 has been added to amendment number 1. Please see pages 42 through 46. We acknowledge the staff's guidance regarding any bonus amount which may not have yet been determined, however Mr. Perle will not be paid a bonus for fiscal 2006 and, accordingly, no footnote disclosure is required.

Selling Securityholders, page 56
--------------------------------

3. We note disclosure on page 71, which indicates that two broker-dealers received transaction-based compensation. One of these entities, Brookstreet Securities, appears to also have purchased a convertible promissory note in June 2006. Please be advised that all selling securityholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understanding, directly or indirectly, with any person to distribute the securities. Please advise.

         Response: Amendment no. 1 has been revised to identify Brookstreet Securities as an underwriter and to add the additional requested language. Please see pages 73 and 74.

Plan of Distribution, page 71
-----------------------------

4. You indicate that selling shareholder may engage in settlement of short sales entered into after the effective date. In your response letter, please advise us that Spare Backup, Inc. and the selling securityholders are aware of CF Tel. Interp. A.65.

         Response: The Company acknowledges that it is aware of CF Tel. Interp. A65 and that is will advise the selling securityholders of same in writing.

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

Part II - Information Not Required in Prospectus
------------------------------------------------

Undertakings
------------

5. Please provide all applicable undertakings contained in Item 512(g) of Regulation S-B.

         Response: Amendment no. 1 has been revised to include the undertaking contained in Item 512(b)(2) of Regulation S-B. Please see page II-10.

Exhibits
--------

Legality Opinion
----------------

6. Revise the legality opinion so that it accurately reflects the number of shares covered by the registration statement. Currently, the opinion refers to 60,000 shares issuable upon the conversion of a $15,000 principal amount 12.5% convertible subordinated promissory note or for interest under the note and 16,559,509 shares of common stock issuable upon the exercise of common stock purchase warrants. These numbers do not appear to correspond to the number of shares identified in the prospectus.

         Response: We have reviewed the legality opinion which was included as
Exhibit 5.1 to the registration statement as filed on December 6, 2006 and note that the first paragraph of such opinion references a total of 38,848,092 shares of common stock, including "...(i) 22,228,583 shares which are presently outstanding, (ii) 60,000 shares issuable upon the conversion of a $15,000 principal amount 12.5% convertible subordinated promissory note or for interest under the note, and (iii) 16,559,509 shares of common stock issuable upon the exercise of common stock purchase warrants...." As it appears to us that the number of shares covered by the opinion corresponds with the number of shares identified in the prospectus we have not filed a revised opinion with amendment no. 1.

Signatures
----------

7. It appears that Mr. Perle should sign the registration statement in his capacities as principal financial officer as well as principal accounting officer.

         Response: Amendment no. 1 has been signed by Mr. Perle as both principal financial officer and principal accounting officer. Please see page II-11.

Form 10-QSB for the quarter ended September 30, 2006
----------------------------------------------------

Item 3. Controls and Procedures
-------------------------------

8. We note your disclosure that your CEO has concluded that your disclosure controls and procedures are effective for timely gathering, analyzing and disclosure the information we are required to disclose in our reports filed under the Securities Exchange Act of 1934, as amended. Revise to clarify, if true, the following:

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

         a. Your officers concluded that the company's disclosure controls and procedure are effective to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms;

         b. Your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officers, to allow timely decisions regarding required disclosure.

         Response: We have filed amendment number 1 to our Quarterly Report on Form 10-QSB for the period ended September 30, 2006 which amends the disclosure under Part I, Item 3 Controls and Procedures to affirmatively stated that our officers concluded that our disclosure controls and procedures were effective
(i) to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and (ii) to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO to allow timely decisions regarding required disclosure.

Form 10-KSB for the year ended December 31, 2005
------------------------------------------------

Item 8A. Controls and Procedures
--------------------------------

9. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

         Response: We have filed amendment number 1 to our Annual Report on Form10-KSB which includes a revised Item 8A. Controls and Procedures which includes additional language regarding our officers conclusions that that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

10. You state that during the period covered by this report, there have not been any 'significant changes' in our internal controls ... or in factors that would significantly affect our internal controls ..." Please note that Rule 13a-15(d) requires disclosure of "any" change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affective, or are reasonably likely to materially affect, your internal control over financial reporting. We note that the appropriate language was included in your Form 10-QSB for September 30, 2006.

         Response: Amendment number 1 to the Annual Report on Form 10-KSB as filed also includes the corrected language regarding changes in internal controls during the fourth fiscal quarter and affirmatively states that there were no changes which occurred that materially affective, were reasonably likely to materially affect, our internal control over financial reporting.

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

         We acknowledge that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone), (561) 362-9612 (fax) and jim@swblaw.net (email).

                                        Sincerely,

                                        /s/ Cery Perle
                                        Cery Perle, CEO

cc: James M. Schneider, Esq.

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